Exhibit 21.1

SUBSIDIARIES OF THE CO-ISSUERS

Subsidiaries of TWC Holding LLC

Name	State of Organization

The Wornick Company	Delaware

The Wornick Company Right Away Division	Delaware

The Wornick Company Right Away Division, L.P.	Delaware

Right Away Management Corporation	Delaware

TWC Holding Corp.	Delaware

Subsidiaries of TWC Holding Corp.

None